08028154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66989

SEC Mail Processing
Section

MAR 03 2008

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Structured and Alternative Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Alexander Park, Suite 201
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Munish Sood — 609-514-0035
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien P.C., Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

P.O. Box 7648	Princeton	NJ	08543-7648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 24 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Munish Sood,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Structured and Alternative Securities, LLC**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Kathy A. Collins

Notary Public KATHY A. COLLINS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 05/26/2009 - 2315422

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT

To The Member Of
Structured and Alternative Securities, LLC

We have audited the accompanying statement of financial condition of Structured and Alternative Securities, LLC (the "Company") as of December 31, 2007, and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Structured and Alternative Securities, LLC as of December 31, 2007, and the results of its operations, changes in member's capital and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page ten is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mercadien, P.C.
Certified Public Accountants

February 27, 2008

PENNSYLVANIA OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
TEL 215-355-4860
FAX 215-825-8110

- CPA USA NETWORK
- AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
- NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
- NEW YORK SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
- PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
- PRIVATE COMPANIES PRACTICE SECTION
- CENTER FOR PUBLIC COMPANY AUDIT FIRMS
- REGISTERED WITH THE PCAOB
- AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
OVER 40 YEARS OF SERVICE TO THE COMMUNITY

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 55,599
Accounts receivable	35,111
Total Assets	$ 90,710

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accrued expenses	$ 14,344
Member's Capital	76,366
Total Liabilities and Member's Capital	$ 90,710

See notes to financial statements.

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2007

Revenues	
Placement fees	$ 35,111
Other expenses	
Professional fees	32,488
Subscriptions	690
Office expense	1,611
Total operating expenses	34,789
Net income	$ 322

See notes to financial statements.

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year Ended December 31, 2007

Balance, January 1, 2007	$ 176,044
Net income	322
Distributions	(100,000)
Balance, December 31, 2007	$ 76,366

See notes to financial statements.

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

Cash Flows from Operating Activities	
Net income	$ 322
Adjustments to reconcile net income to net cash used by operating activities	
Changes in assets and liabilities	
Accrued expenses	(406)
Accounts receivable	(35,111)
Net cash used by operating activities	(35,195)
Cash Flows used in Financing Activities	
Capital distributions	(100,000)
Net decrease in cash	(135,195)
Cash, beginning of year	190,794
Cash, end of year	$ 55,599

See notes to financial statements.

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Structured and Alternative Securities, LLC (the "Company") was incorporated on June 27, 2005, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the National Association of Securities Dealers, Inc.

The Company assists in the brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. A broker-dealer who carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Income Taxes

Income from the Company flows through to the member's individual federal and state income tax returns. The Company is not a taxpaying entity for the purpose of federal and state income taxes, and thus, no income taxes have been recorded in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital of $76,366, which exceeded its requirements of $5,000 by $71,366.

C. MAJOR CUSTOMERS

The Company participated in only two placements of securities and thus generated all of its placement fee revenue from two issuers.

D. RELATED PARTY TRANSACTIONS

The sole member of the Company provides advisory and management services to the Company without compensation. Capital distributions of $100,000 were made to the sole member for the year ended December 31, 2007.

SUPPLEMENTARY INFORMATION

STRUCTURED AND ALTERNATIVE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2007

Member's Capital	$ 76,366
Non-allowable assets	-
Net capital	76,366
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 71,366
Aggregate indebtedness	$ 14,344
Ratio of aggregate indebtedness to net capital	0.1878 to 1

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2007).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 76,366
Audit adjustments (net)	-
Net capital per above	$ 76,366

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member of
Structured and Alternative Securities, LLC

In planning and performing our audit of the financial statements of Structured and Alternative Securities, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and following the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

PENNSYLVANIA OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
TEL 215-355-4860
FAX 215-825-8110

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (CONTINUED)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that at December 31, 2007, the Company's practices and procedures were adequate to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants
February 27, 2008

END